UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report : October 8, 2025

Commission File Number 001-39237

ATLAS CORP.

(Exact name of Registrant as specified in its Charter)

23 Berkeley Square

London, United Kingdom

W1J 6HE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Information Contained in this Form 6-K Report

On October 8, 2025, Atlas Corp. (the “Company”) delivered notices of redemption (the “Notices”) to the holders of the Company’s 7.875% Cumulative Redeemable Perpetual Preferred Shares—Series H, par value $0.01 per share (the “Series H Preferred Shares”) calling for the redemption of all of the issued and outstanding Series H Preferred Shares at a price of $25.00 per share on October 30, 2025 (the “Redemption Date”).

Regular dividends on the outstanding shares of the Series H Preferred Shares, accrued up to but not including the Redemption Date, of $0.492188 per share will be paid in cash separately on the Redemption Date, to holders of record as of the close of business on October 29, 2025, in the customary manner. Accordingly, the redemption price for the Series H Preferred Shares will not include any accrued and unpaid dividends. Unless the Company defaults in the payment of the redemption price of the Series H Preferred Shares, on and after the Redemption Date, all shares of Series H Preferred Shares will no longer be deemed outstanding, and no further dividends will be declared or payable (and all dividends will cease to accrue) on the Series H Preferred Shares.

The Series H Preferred Shares are held through The Depository Trust Company (“DTC”) and will be redeemed in accordance with the procedures of DTC. Payment to DTC for the Series H Preferred Shares will be made by Equiniti Trust Company, LLC, the Company’s redemption agent (the “Redemption Agent”), in accordance with the terms set forth in the Redemption Agent Agreement that governs the redemption of the Redeemed Series H Preferred Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLAS CORP.

Date: October 8, 2025	By:	/s/ Peter Li
Peter Li
Secretary and General Counsel